Exhibit 99.1

Caesarstone Reports Fourth Quarter and Full Year 2023 Financial Results

- Fourth Quarter Revenue of $128.5 Million and Full Year Revenue of $565.2 Million -

- Full Year Cash Flow from Operations of $66.5 Million -

- Initiated Restructuring Actions During 2023 to Reignite Long-term Growth and Profitability -

- Expects to Realize Restructuring-Related Cost Savings of Approximately $20.0 Million in Full Year 2024
and $30.0 Million Thereafter Compared to Full Year 2023 -

MP MENASHE, Israel – February 21, 2024 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its fourth quarter and full year ended December 31, 2023.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “In 2023, we implemented a new strategic plan and initiated significant restructuring actions which allowed us to achieve our primary financial objective for 2023, to generate positive cash flow from operations and end the year with a solid net cash position. We achieved that despite challenging macro-economic, regional geo-political and regulatory dynamics in key markets. We continue to position Caesarstone’s production footprint advantageously around the world and our teams have executed well to generate meaningful cost savings from our global restructuring actions. We are investing a portion of those savings into our brand, improving sales and marketing and R&D activities, as well as expanding our premium porcelain products to reignite profitable growth across our business to drive value to our customers and shareholders.”

Fourth Quarter 2023 Results

Revenue in the fourth quarter of 2023 was $128.5 million, compared to $159.4 million in the prior year quarter. On a constant currency basis, fourth quarter revenue was down 19.6% year-over-year mainly due to lower volumes. Volumes were primarily impacted by global economic headwinds, particularly in renovation and remodeling channels, across the Company’s main regions resulting in lower demand accompanied by greater competitive pressures.

Gross margin in the fourth quarter of 2023 was 18.1% compared to 19.4% in the prior year quarter. Adjusted gross margin in the fourth quarter was 18.9% compared to 19.7% in the prior year quarter. The decrease in gross margin resulted from lower revenues, unfavorable product mix, and higher production costs due to lower fixed cost absorption mainly related to lower capacity utilization. The reduction in gross margin was partially offset by the benefits of our improved production footprint.

Operating expenses in the fourth quarter of 2023 were $56.5 million, or 43.9% of revenue, compared to $106.1 million, or 66.6% of revenue in the prior year quarter. The lower percentage is primarily attributable to lower restructuring and impairment expenses. During the fourth quarter, the Company recorded a $27.7 million non-cash pre-tax restructuring and impairment expenses related to Richmond Hill facility closure. Excluding legal settlements and loss contingencies and restructuring and impairment expenses, operating expenses were 24.3% of revenue, compared to 22.2% in the prior year quarter with the higher percentage mainly reflecting lower revenues.

Operating loss in the fourth quarter of 2023 was $33.2 million compared to operating loss of $75.2 million in the prior year quarter. The difference mainly reflects lower restructuring and impairment expenses partially offset by lower gross margin.

Adjusted EBITDA in the fourth quarter of 2023, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, restructuring and impairment expenses and for other non-recurring items, was $1.4 million, compared to adjusted EBITDA of $5.7 million in the prior year quarter. The year-over-year decrease primarily reflects the operating loss and lower gross margin.

Finance expenses in the fourth quarter of 2023 were $3.7 million compared to expenses of $0.4 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the fourth quarter of 2023 was $50.5 million compared to net loss of $74.0 million in the prior year quarter. Net loss per share for the fourth quarter was $1.47 compared to net loss per share of $2.15 in the prior year quarter. Adjusted diluted net loss per share for the fourth quarter was $0.28 on 34.5 million shares, compared to adjusted diluted net loss per share of $0.02 in the prior year quarter on a similar share count.

Full Year 2023 Results

Revenue in the full year 2023 was $565.2 million compared to $690.8 million in the prior year. On a constant currency basis, 2023 revenue was lower by 17.0% year-over-year, primarily attributable to lower volume.

Gross margin in 2023 was 16.3% compared to 23.6% in the prior year. Adjusted gross margin in 2023 was 17.0%, compared to 23.8% in the prior year. The difference in gross margin was primarily attributable to lower revenues and increased manufacturing unit costs due to lower fixed cost absorption mainly related to lower capacity utilization. This was partially offset by the benefits of an improved production footprint.

Operating expenses in 2023 were $180.0 million compared to $221.9 million in the prior year. During 2023, the Company recorded a $47.9 million non-cash pre-tax impairment charge related to the Sdot Yam and Richmond Hill manufacturing facility closures. Excluding legal settlements, loss contingencies, impairment and restructuring charges, adjusted operating expenses were 24.2% of revenue, compared to 21.7% in the prior year.

Operating loss in 2023 was $88.0 million compared to operating loss of $58.7 million in the prior year. The year-over-year difference mainly reflects lower gross margins partially offset by lower restructuring and impairment expenses.

Adjusted EBITDA, which excludes non-cash impairment charges, expenses for share-based compensation, legal settlements and loss contingencies, restructuring and impairment expenses and for other non-recurring items, was a loss of $9.4 million in 2023, compared to adjusted EBITDA of $51.9 million in the prior year. The year-over-year decrease primarily reflects the lower gross margin and operating loss.

Finance income in 2023 was $1.1 million compared to finance expense of $3.1 million in the prior year. The difference was primarily a result of foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest in 2023 was $107.7 million compared to net loss of $57.1 million in the prior year. Net loss per share for 2023 was $3.13 compared to diluted net loss per share of $1.66 in the prior year. Adjusted diluted net loss per share for 2023 was $1.34 on 34.6 million shares compared to adjusted diluted net income per share of $0.31 in the prior year on a similar share count.

Balance Sheet & Liquidity

During the fourth quarter, the Company generated positive cash flow from operations of $13.2 million mainly driven by inventory reductions, compared to operating cash flow of $1.0 million in the fourth quarter of 2022. As of December 31, 2023, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $91.1 million and total debt to financial institutions of $7.6 million. The Company’s net cash position as of December 31, 2023, was $83.5 million compared to $28.2 million as of December 31, 2022.

Restructuring and Cost Optimization Update

During 2023, the Company initiated several actions under its strategic restructuring plan across the Company’s operations. These included the closure of its manufacturing facility in Sdot-Yam, Israel in mid-2023, the closure of its Richmond Hill manufacturing facility in January 2024, and a reduction in related workforce. These actions were undertaken to better align the Company’s organizational structure, streamline global production and drive additional cost efficiencies through an optimized manufacturing footprint.

In connection with the facility closures, the Company incurred restructuring expenses and a one-time non-cash impairment charge totaling $27.7 million during the fourth quarter of 2023 and $47.9 million for the full year 2023, including a non-cash write-down of the long term non-cancellable lease agreement related to the Sdot-Yam property. Cash costs related to the facility closures were $1.4 million for the full year 2023. The Company estimates remaining cash costs associated with closing the facilities during 2024, will be in the range of $3.0 million to $5.0 million.

The facility closures are intended to help improve the Company’s profitability and expected to collectively contribute savings of approximately $20.0 million in 2024 and $30.0 million thereafter compared to full year 2023, by optimizing the Company’s manufacturing footprint, with the potential for additional cash savings as subleases are executed on the non-cancellable long-term facility lease agreement.

Following these restructuring actions, the Company continues to maintain its high level of service to customers through its remaining capacity and its third-party strategic manufacturing partners.

Australia Market Update

On December 13, 2023, Australian federal, state and territory governments announced a joint decision to ban the use, supply and manufacture of engineered stone slabs containing crystalline silica (including our quartz-based products) in Australia. Subject to the formal adoption of the legislation and regulations, the ban will go into effect on July 1, 2024 in most Australian states and territories.

Following the decision and although there are still uncertainties as it relates to the transition period, the Company is taking the necessary steps to ensure supply of alternative materials to its Australian customers in line with its high standards in the first half of 2024 to maintain its leading position.

Outlook

“As we enter 2024, we believe our business is seeing signs of stabilization. The U.S. macro environment appears more encouraging with potential Fed rate cuts on the horizon to catalyze construction activity. In Australia, we are determined to maintain our leading position as we introduce our high-quality alternative products in the first half of 2024. Based on these factors, we expect first quarter revenues to trend in line with the fourth quarter and improve sequentially in accordance with our historic seasonal cadence. While macro uncertainties and the competitive landscape persist, our strategic restructuring actions initiated over the past year have put us on more solid footing with leaner operations to deliver positive adjusted EBITDA in 2024. We also expect to produce another full year of positive operating cash flow. We believe that we are poised to take hold of the promising opportunities that lie ahead.” concluded Nahum Trost, Caesarstone’s Chief Financial Officer.

Webcast and Conference Call Details

The Company will host a webcast and conference call today, February 21, 2024, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-844-825-9789 and 1-412-317-5180, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone Fourth Quarter 2023 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10185872. The replay will be available beginning at 12:30 p.m. ET on Wednesday, February 21, 2024 and will last through 11:59 p.m. ET on Wednesday, February 28, 2024.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, Twitter, YouTube, Pinterest, and Instagram

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the restructuring plan, the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of the facilities  Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of global and regional economy and geo-politics on the Company’s business and operations; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with fabricating our products; ; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods, inflation and effects of challenges in global shipping and transportation; Company’s ability to pass such increases to its customers;  the strength of the home renovation and construction sectors; competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks;; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers, ; the extent of the Company’s ability to meet its ESG goals and targets the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2023, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Further, the estimates of the charges and expenditures that the Company expects to incur in connection with the restructuring plan and facility closure and the timing thereof, are subject to a number of assumptions, and actual amounts may differ materially from estimates. In addition, the Company may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur, including in connection with the implementation of the restructuring plan and facility closure.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries
 Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$91,123	$52,081
Short-term available for sale marketable securities	-	7,077
Trade receivables, net	66,888	77,898
Other accounts receivable and prepaid expenses	25,489	32,570
Inventories	136,446	238,232

Total current assets	319,946	407,858

LONG-TERM ASSETS:

Severance pay fund	1,994	3,410
Deferred tax assets, net	3,061	16,251
Long-term deposits and prepaid expenses	4,961	3,255
Operating lease right-of-use assets	120,156	144,098
Property, plant and equipment, net	123,480	169,292
Intangible assets, net	6,257	8,817

Total long-term assets	259,909	345,123

Total assets	$579,855	$752,981

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$5,118	$26,135
Trade payables	42,848	62,194
Related parties	257	283
Short term legal settlements and loss contingencies	16,106	17,595
Accrued expenses and other liabilities	56,894	58,777

Total current liabilities	121,223	164,984

LONG-TERM LIABILITIES:

Long-term bank and other loans	2,549	4,823
Legal settlements and loss contingencies long-term and other liabilities	11,814	19,572
Deferred tax liabilities, net	3,006	4,288
Long-term lease liabilities	114,146	124,353
Accrued severance pay	3,065	4,750
Long-term warranty provision	1,204	1,262

Total long-term liabilities	135,784	159,048

REDEEMABLE NON-CONTROLLING INTEREST	7,789	7,903

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	164,456	163,431
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(8,402)	(9,578)
Retained earnings	203,651	311,839

Total equity	315,059	421,046

Total liabilities and equity	$579,855	$752,981

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income (loss)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$128,525	$159,369	$565,231	$690,806
Cost of revenues	105,245	128,438	473,292	527,561

Gross profit	23,280	30,931	91,939	163,245

Operating expenses:
Research and development	1,249	1,151	5,086	4,098
Sales and Marketing	19,764	22,332	82,222	94,412
General and administrative	10,168	11,861	49,490	51,596
Restructuring and Impairment expenses (income) related to long lived assets (**)	27,715	71,258	47,939	71,258
Legal settlements and loss contingencies, net	(2,424)	(491)	(4,770)	568

Total operating expenses	56,472	106,111	179,967	221,932

Operating loss	(33,192)	(75,180)	(88,028)	(58,687)
Finance expenses (income), net	3,747	407	(1,069)	(3,079)

Loss before taxes	(36,939)	(75,587)	(86,959)	(55,608)
Tax expenses (income), net	13,949	(1,699)	21,281	758

Net loss	$(50,888)	$(73,888)	$(108,240)	$(56,366)

Net loss (income) attributable to non-controlling interest	367	(78)	584	(688)

Net loss attributable to controlling interest	$(50,521)	$(73,966)	$(107,656)	$(57,054)
Basic net loss per ordinary share (*)	$(1.47)	$(2.15)	$(3.13)	$(1.66)
Diluted net loss per ordinary share (*)	$(1.47)	$(2.15)	$(3.13)	$(1.66)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,527,235	34,504,904	34,519,126	34,488,275
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,527,235	34,504,904	34,519,126	34,488,275

(*) The numerator for the calculation of net loss per share for the three and twelve months ended December 31, 2023 and 2022, has been decreased by approximately $0.1 and $0.5 million, and $0.1 and $0.2 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.
(**) Q4'23 results including long-lived assets impairment and restructuring expenses in the amuont of $27.5 million, related to closure of Richmond plant. YTD resutls including also impairment and restructuring expenses related to Sdot Yam plant closure.

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	$(108,240)	$(56,366)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	30,007	36,344
Share-based compensation expense	1,025	1,502
Accrued severance pay, net	(268)	(58)
Changes in deferred tax, net	11,965	(5,693)
Capital loss	18	67
Legal settlemnets and loss contingencies, net	(4,770)	568
Decrease in trade receivables	11,760	2,612
Decrease in other accounts receivable and prepaid expenses	8,145	3,645
Decrease (increase) in inventories	102,586	(40,884)
Decrease in trade payables	(30,483)	(21,032)
Decrease in warranty provision	(165)	(119)
Changes in right of use assets	7,865	28,056
Changes in lease liabilities	(9,516)	(36,478)
Contingent consideration related to acquisitions	264	120
Amortization of premium and accretion of discount on marketable securities, net	63	238
Changes in Accrued interest related to Marketable Securities	39	74
Decrease in accrued expenses and other liabilities including related parties	(1,705)	(7,165)
Restructuring expenses and Impairment related to long lived assets	47,939	71,258
Net cash provided by (used in) operating activities	66,529	(23,311)

Cash flows from investing activities:

Net cash paid for acquisitions	(511)	(2,245)
Purchase of property, plant and equipment	(11,168)	(17,801)
Proceeds from sale of property, plant and equipment	177	12
Maturity of marketable securities	7,100	12,401
Decreae (increase) in long term deposits	(135)	348

Net used in investing activities	(4,537)	(7,285)

Cash flows from financing activities:

Dividend paid	-	(8,625)
Changes in short-term bank credits and long-term loans, including related parties	(23,268)	18,640
Repayment of a financing leaseback related to Bar-Lev transaction	-	(859)

Net cash provided by (used in) financing activities	(23,268)	9,156

Effect of exchange rate differences on cash and cash equivalents	318	(794)

Increase (decrease) in cash and cash equivalents and short-term bank deposits	39,042	(22,234)
Cash and cash equivalents and short-term bank deposits at beginning of the period	52,081	74,315

Cash and cash equivalents and short-term bank deposits at end of the period	$91,123	$52,081

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	188	(925)

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$23,280	$30,931	$91,939	$163,245
Share-based compensation expense (a)	(59)	86	94	315
Amortization of assets related to acquisitions	71	72	286	306
Residual operating expenses related to Sdot-Yam after closing	1,129	237	3,924	237
Other non recuring items	(152)	-	(304)	-
Adjusted Gross profit (Non-GAAP)	$24,269	$31,326	$95,939	$164,103

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(50,888)	$(73,888)	$(108,240)	$(56,366)
Finance expenses (income), net	3,747	407	(1,069)	(3,079)
Taxes on income	13,949	(1,699)	21,281	758
Depreciation and amortization	7,296	9,121	30,007	36,344
Legal settlements and loss contingencies, net (a)	(2,424)	(492)	(4,770)	568
Contingent consideration adjustment related to acquisition	24	63	264	120.00
Acquisition and integration related expenses	-	-	-	80
Share-based compensation expense (b)	469	259	1,025	1,502
Restructuring expenses and Impairment related to long lived assets (c)	27,715	71,258	47,939	71,258
Residual operating expenses related to closed plants after closing	1,643	684	4,438	684
Other non recuring items	(152)	-	(304)	-
Adjusted EBITDA (Non-GAAP)	$1,379	$5,713	$(9,429)	$51,869

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)
Q4'23 results including long-lived assets impairment and restructuring expenses related to closure of Richmond plant. YTD resutls including also impairment and restructuring expenses related to Sdot Yam plant closure.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income (loss) attributable to controlling interest:
Net loss attributable to controlling interest	$(50,521)	$(73,966)	$(107,656)	$(57,054)
Legal settlements and loss contingencies, net (a)	(2,424)	(492)	(4,770)	568
Contingent consideration adjustment related to acquisition	24	63	264	120
Amortization of assets related to acquisitions, net of tax	534	536	2,142	2,084
Share-based compensation expense (b)	469	259	1,025	1,502
Acquisition and integration related expenses	-	-	-	80
Non cash revaluation of lease liabilities (c)	3,538	676	(1,556)	(9,527)
Restructuring expenses and Impairment related to long lived assets (d)	27,715	71,258	47,939	71,258.00
Residual operating expenses related to closed plants after closing	1,643	684	4,438	684.00
Other non recuring items	(152)	-	(304)	-
Total adjustments	31,347	72,984	49,178	66,769
Less tax on non-tax adjustments (e)	(9,421)	(144)	(12,035)	(910)
Total adjustments after tax	40,768	73,130	61,213	67,679

Adjusted net income (loss) attributable to controlling interest (Non-GAAP)	$(9,753)	$(836)	$(46,443)	$10,625
Adjusted earning (loss) per share (f)	$(0.28)	$(0.02)	$(1.34)	$0.31

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(e)	Tax adjustments for the three and twelve months ended December 31, 2023 and 2022, based on the effective tax rates.
(f)
In calculating adjusted (Non-GAAP) earning (loss) per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$60,283	$76,394	$271,647	$342,293	(21.1)%	(21.1)%	(20.6)%	(20.6)%
Canada	17,750	20,673	75,462	93,377	(14.1)%	(13.8)%	(19.2)%	(16.1)%
Latin America	817	964	3,285	4,481	(15.2)%	(15.2)%	(26.7)%	(26.7)%
America's	78,850	98,031	350,394	440,151	(19.6)%	(19.5)%	(20.4)%	(19.7)%

Australia	26,684	29,346	106,223	116,284	(9.1)%	(8.1)%	(8.7)%	(4.7)%
Asia	5,890	7,891	25,959	34,607	(25.4)%	(26.1)%	(25.0)%	(26.0)%
APAC	32,574	37,237	132,182	150,891	(12.5)%	(11.9)%	(12.4)%	(9.6)%

EMEA	14,513	15,266	59,908	63,320	(4.9)%	(10.7)%	(5.4)%	(7.6)%

Israel	2,588	8,835	22,747	36,444	(70.7)%	(68.0)%	(37.6)%	(31.4)%

Total Revenues	$128,525	$159,369	$565,231	$690,806	(19.4)%	(19.6)%	(18.2)%	(17.0)%